UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Malone, Lawrence G.
   800 Third Avenue, 18th Floor
   New York, NY  10022
2. Issuer Name and Ticker or Trading Symbol
   Viatel, Inc.
   VYTL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   May 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President, Global Sales and Marketing
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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No shares are owned by the |      |    | |                  |   |           |                   |      |                           |
Reporting Person.          |      |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Time-based options (Ri|$5.85(1)|-    |-   |-|- -        |A,D|(2)  |01/01|Common Stock|10,000(|-      |10,000(1)(3)|D  |-           |
ght to buy)           |        |     |    | |           |   |     |/05  |            |1)(3)  |       |            |   |            |
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Time-based options (Ri|$5.85(1)|-    |-   |-|- -        |A,D|(4)  |01/01|Common Stock|33,333(|-      |33,333(1)(3)|D  |-           |
ght to buy)           |        |     |    | |           |   |     |/06  |            |1)(3)  |       |            |   |            |
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Time-based options (Ri|$9.00   |-    |-   |-|- -        |A,D|(5)  |12/31|Common Stock|40,200(|-      |40,200(3)   |D  |-           |
ght to buy)           |        |     |    | |           |   |     |/03  |            |3)     |       |            |   |            |
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Time-based options (Ri|$6.50   |05/27|A   |V|33,333 -`  |A,D|(6)  |05/27|Common Stock|33,333(|-      |33,333(3)   |D  |-           |
ght to buy)           |        |/97  |    | |           |   |     |/02  |            |3)     |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) The Issuer effected a 3-to-2 reverse stock split of its Common Stock prior to the completion of its initial public offering.
(2) As of May 30, 1997, options to purchase 8,333 shares of Common Stock were vested and exercisable by the
Reporting Person. The remaining options will vest and become exercisable ratably on the first day of every succeeding month until all options are
vested.
(3) All options vest and become exercisable upon a change-in-control of the Company.
(4) Options to purchase shares of Common Stock vested and became exercisable as to 33.34% of the total number of options granted on January 1, 1997 and the remainder will vest and become exercisable thereafter on each successive anniversary date to the extent of 33.33% of the total number of options granted.
(5) Options to purchase shares of Common Stock will vest and become exercisable commencing on January 1,
1998 to the extent of 33.34% of the total number of options granted and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of the total number of options granted.
(6) Options to purchase shares of Common Stock will vest and become exercisable commencing on May 27, 1998 to the extent of 33.34% of the total number of options granted and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of the total number of options granted.
SIGNATURE OF REPORTING PERSON
/s/ Lawrence Malone
DATE
February 5, 1998